Exhibit 99.1

Elong Power Receives Nasdaq Notification of Non-Compliance with Listing Rules 5450(a)(1), 5450(b)(2)(A), and 5450(b)(2)(C)

BEIJING, October 9, 2025 / — Elong Power Holding Limited. (NASDAQ: ELPW) (the “Company”), today announced that it received a notification letter, dated October 3, 2025 (the “Notification Letter “), from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”), notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days.

On the Notification Date, the Company also received notification letters from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letters, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A) and the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). The letters are only a notification of deficiency, not of imminent delisting, and have no current effect on the listing or trading of the Company’s securities on Nasdaq.

The Company would like to clarify that the Notification Letters has no current effect on the listing or trading of the Company’s securities on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), 5810(c)(3)(C) and 5810(c)(3)(D), the Company has a period of 180 calendar days from the Notification Date, until April 1, 2026, to regain compliance with the minimum bid price requirement, the minimum MVLS requirement and the minimum MVPHS requirement. During this period, the Company’s ordinary shares will continue to trade on the Nasdaq Global Market. If at any time before April 1, 2026, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, and the Company’s MVLS and MVPHS close at or above $50 million and $15 million for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

The Company intends to monitor the closing bid price of its Class A ordinary shares, MVLS and MVPHS between now and April 1, 2026, and is intending to take all reasonable measures to regain compliance under the Nasdaq Listing Rule. The Company is currently in compliance with all other Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Shell Company Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Elong Power Investor Contact

ir@elongpower.com